Corporate Headquarters                        Douglas A. Koman
7401 West Wilson Avenue                        Vice President, Corporate Finance
Chicago, IL 60706-4548                        and Chief Financial Officer
708.867.6777 Fax: 708.867.3288

October 16, 2013
Via EDGAR
Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Methode Electronics, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended April 27, 2013
Filed June 20, 2013
File No. 1-33731
Dear Mr. Vaughn:
Please allow this letter to serve as confirmation of our conversation on October 14, 2013 to provide a response on or before October 28, 2013.
Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Douglas A. Koman

Douglas A. Koman
Chief Financial Officer
Methode Electronics, Inc.

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